02030608

NO ACT
P.E 1-17-2002
1-02256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2002

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

PROCESSED
APR 2 2 2002
THOMSON
FINANCIAL

Act: 1934
Section: 14A-8
Rule:
Public Availability: 3/19/2002

Re: Exxon Mobil Corporation
Incoming letter dated January 17, 2002

Dear Mr. Parsons:

This is in response to your letter dated January 17, 2002 concerning the shareholder proposals submitted to ExxonMobil by Jennifer Ladd, Neva R. Goodwin, Anne Ellsworth, John R. Weber, Sr., Julie N.W. Goodridge, Natalie D. Stein, Sue Lonoff de Cuevas, John de Cuevas and Anne C. Brown. We also have received a letter on the proponents' behalf dated February 1, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Neva R. Goodwin
Anne Ellsworth
John R. Weber, Sr.
Julie N.W. Goodridge
Natalie D. Stein

Sue Lonoff de Cuevas
John de Cuevas
Anne C. Brown
c/o Jennifer Ladd
245 Main Street #207
Northampton, MA 01060

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

02 JAN 18 PM 12: 56

James Earl Parsons
Counsel

ExxonMobil

January 17, 2002

VIA Network Courier
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding
Board Diversity and Additional Director Nominees

Gentlemen and Ladies:

Exxon Mobil Corporation has received the cover letter and shareholder proposal from Jennifer Ladd attached as Exhibit 1. Ms. Ladd is acting as lead proponent of a group of "co-filers." Additional correspondence involving the company, Ms. Ladd, her representative, and one of the co-filers is attached as Exhibit 2.[1]

ExxonMobil intends to omit the proposal from the proxy material for its upcoming annual meeting because the proposal in fact constitutes two separate proposals for the same meeting. In addition, the proposal may be omitted because it substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the proxy material for the same meeting; is materially false and misleading and therefore violates the proxy rules; and relates to the election of directors at the meeting.

With respect to legal issues, this letter is my opinion given as counsel for ExxonMobil.

Proponent has submitted two proposals

The proponent's submission contains two separate proposals: a proposal to increase the diversity of the Board, and a proposal to nominate more candidates than open Board seats.

[1] As the correspondence included as Exhibit 2 indicates, we initially did not believe that Ms. Ladd had provided timely proof of share ownership, and therefore intended to omit her filing and treat one of the co-filers as the lead proponent. However, Ms. Ladd's representative was able to provide satisfactory documentation of her timely response to our request for ownership verification, and we have therefore agreed to treat her as the lead proponent.

That these are two separate matters is well illustrated by the fact that, at ExxonMobil's last annual meeting, each of these items was submitted to shareholders as a separate shareholder proposal. See item 4 from ExxonMobil's 2001 proxy material (attached as Exhibit 3), relating to the nomination of more candidates than available Board seats, and item 5 from ExxonMobil's 2001 proxy material (attached as Exhibit 4), relating to Board diversity.

There is no necessary link or relationship between the two proposals which would make it appropriate to combine them as a single item of business. The company's current Guidelines for Selection of Nonemployee Directors (the "Director Guidelines") are attached as Exhibit 5. A shareholder could believe that the Director Guidelines should be modified to favor representatives of more "diverse" constituencies, but agree with the company's position, as expressed in our response to item 4 in last year's proxy statement, that nominating more candidates than open Board seats would be inconsistent with the Board's duty to nominate the best candidates and could be harmful to shareholder interests. Conversely, a shareholder could support the concept of "competitive" elections, while agreeing with the company's position, as expressed in our response to item 5 in last year's proxy statement, that our current Director Guidelines already properly address the need for directors with diverse yet relevant experience.

That this is the case is shown by the fact that item 4, regarding additional director nominees, received a favorable vote of only 4.2% at ExxonMobil's 2001 annual meeting, whereas item 5, regarding Board diversity, received a favorable vote of 9.6%. Although both proposals were overwhelmingly defeated, the holders of more than twice as many shares favored the proposal regarding Board diversity than favored the proposal regarding additional director nominees.

The Staff has consistently agreed that substantially distinct items of business may not be considered a single proposal for purposes of Rule 14a-8(c), notwithstanding the fact that the distinct items of business may relate to the same general topic (such as the structure of the Board). See, for example, Bob Evans Farms, Inc. (available May 31, 2001) (allowing omission of a proposal to appoint a trustee to replace the current board and oversee the new board in exploring alternatives to enhance the value of the company); Enova Corp. (available February 9, 1998) (proposal to elect the entire board annually with an independent lead director); and Allstate Corp. (available January 29, 1997) (proposal to institute cumulative voting for directors and to avoid specified actions that could impair the effectiveness of cumulative voting).

This is also consistent with the "anti-bundling" provisions of the Commission's proxy rules. Rule 14a-4(a)(1), for example, provides that the form of proxy:

> "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders."

Similarly, Rule 14a-4(b)(1) requires registrants to provide means in the form of proxy "whereby the person solicited is afforded an opportunity to specify by boxes a choice ... with respect to each separate matter referred to therein." As the Commission explained in Release No. 34-31326 (October 16, 1992), amending Rule 14a-4 to prohibit bundling of proposals,

> "The amendments will allow shareholders to communicate to the board of directors their views on each of the matters put to a vote ... the amended rule ... prohibits electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval."

That the current proposal would in fact represent an "electoral tying arrangement" is shown by the disparity in vote totals for items 4 and 5 at last year's annual meeting. Clearly, these proposals have different shareholder support constituencies, whose voting choices would be restricted by a combination of the two proposals into one voting item.

As required by Rule 14a-8(f)(1), we advised the proponent, by letter dated December 14, 2001 (included in Exhibit 2) of this problem and that the problem must be corrected within 14 days of receipt of our letter. We also advised each co-filer of this problem (see letters attached as Exhibit 6). By letter dated January 15, 2001 (included in Exhibit 2), the proponent's representative, Scott Klinger, declined to modify the submission. We also received a letter from one of the co-filers (attached as Exhibit 7), declining to modify the submission. Mr. Klinger's letter in fact reinforces the point that the submission is really two separate proposals. He notes that limiting the submission to a request for multiple director candidates would not achieve the proponent's desired diversity goals, as the company could simply offer "additional directors who were either ExxonMobil insiders or peer CEOs." He acknowledges, further, that the proposal could have been restricted to the diversity issue, but expresses the view that combining the diversity proposal with competitive elections is best for the shareholders. We do not question the sincerity of the proponent's intentions, but those intentions do not change the simple fact that the proponent has submitted two proposals and has declined to withdraw either one. Both proposals may therefore be omitted from ExxonMobil's proxy material under paragraphs (c) and (f) of Rule 14a-8.

Although, as described above, we believe the proponent's submission can be omitted from ExxxonMobil's proxy material for the 2002 annual meeting because of the proponent's failure to abide by the one proposal limitation of Rule 14a-8(c), we note the following additional grounds on which the proposal could also be omitted:

Duplication

The proposal regarding Board diversity voted on at ExxonMobil's 2001 annual meeting has been resubmitted by the same proponent, Tom Gniewek, for ExxonMobil's 2002 annual meeting. See Exhibit 8. Mr. Gniewek's Board diversity proposal was received at ExxonMobil's principal executive offices on October 12, 2001. The current proposal was first received at our principal executive offices on December 13, 2001.

In accordance with prior advice from the staff regarding Mr. Gniewek's Board diversity proposal, we are not seeking to omit that proposal this year and will include it in ExxonMobil's 2002 proxy material. As a result, Ms. Ladd's proposal can be omitted under Rule 14a-8(i)(11) because it substantially duplicates Mr. Gniewek's proposal, which was submitted first and will be included in the proxy material for the same meeting.

Although, as discussed above, we believe Ms. Ladd's submission constitutes two separate proposals, the bulk of her submission relates to the Board diversity issue. Five of the eight paragraphs of the "Whereas" portion of the submission, and the majority of the "Resolved" portion of the submission, relate to Board diversity. In those areas, Ms. Ladd's submission is substantially the same as Mr. Gniewek's. Specifically:

- The Ladd proposal cites the need to "accommodate a variety of competing interests, including those of shareholders, employees, customers, communities and the broader society"; the Gniewek proposal cites the need for the Board "to be more representative of shareholders and reflect a diverse workforce and population," and to accommodate a "wider range of perspectives."

- The Ladd proposal asserts that ExxonMobil's current Board "lacks adequate diversity"; the Gniewek proposal asserts that ExxonMobil's current Board composition "is inadequate to provide the necessary diversity".

- The Ladd proposal calls for stakeholder concerns to be "factored into company decisions"; the Gniewek proposal calls for a wider range of perspectives to "improve the quality of corporate decision-making".

- The Ladd proposal asserts that greater Board diversity is needed "in order to better guide the company through these complex times"; the Gniewek proposal asserts that greater Board diversity is needed "so our company can remain competitive."

- The Ladd resolution itself asks that future nominees "come from varied backgrounds"; the Gniewek resolution asks that the company commit "to a more diverse board."

In his letter of January 15, 2002 (included in Exhibit 2), Mr. Klinger argues that the Ladd proposal does not duplicate the Gniewek proposal because the Gniewek proposal focuses only on racial and gender diversity. That is not true. Mr. Gniewek's proposal, like the Ladd proposal, is a general call for a "more diverse board." Mr. Gniewek's supporting statement does specifically mention a perceived need for additional minority and women Board candidates, but those issues are only highlighted within the context of a broader request for the Board "to be more representative of shareholders and reflect a diverse workforce and population," to bring a "wider range of perspectives ... [into] corporate decision-making," and to "reflect the global nature of the company's operation and the diversity of its workforce."

In short, the substance of the two proposals is the same. Because the Gniewek proposal was received first and will be voted on at the upcoming annual meeting, the Ladd proposal may be omitted under Rule 14a-8(i)(11).

Proposal is materially false and misleading

The proposal is riddled with false and misleading statements and impugns the character, integrity and capability of ExxonMobil's current directors without support in contravention of Rule 14a-9. The proposal may therefore be omitted under Rule 14a-8(i)(3).

The first "Whereas" paragraph states that "[t]he Board's responsibility is to balance" the "varied interests" of shareholders, employees, customers, communities, and the broader society. This is an incorrect characterization of corporate law. While the Board must of course take account of many varied interests, the Board's fiduciary responsibility runs solely to the shareholders. The interests of other groups are not "balanced" against the interests of shareholders. The interests of other groups are taken into account so that the Board may most effectively serve the interests of the shareholders.

The third paragraph of the "Whereas" section notes the existence of protest against ExxonMobil over environmental and human rights issues. This paragraph has no relevance whatsoever to either of the two issues that are the subject of the proposal: Board diversity or the nomination of additional candidates. A shareholder proposal is not an open door for unrelated, gratuitous criticisms of the company that bear no relationship to the proposal itself.

The fourth paragraph of the "Whereas" section incorrectly states the number of non-employee directors of ExxonMobil. ExxonMobil's Board currently has 14 members, 10 of who are non-employees. More fundamentally, this paragraph asserts that none of ExxonMobil's current directors has direct experience with environmental issues. This is false. Four of ExxonMobil's current directors are employees and senior executive officers of the company. The 10 current non-employee directors average approximately 9 years of service (including service as directors of Exxon Corporation or Mobil Corporation before the merger). It should be obvious that one cannot serve as a senior executive or director of a multi-national, integrated oil company without being deeply involved in environmental issues. The proponent may disagree with the manner in which ExxonMobil's Board addresses environmental issues, but it may not be said that the Board has no experience with these issues.

The fifth paragraph of the "Whereas" clause alleges that "[t]he fact that the overwhelming majority of Exxon Mobil directors either report to the CEO or are themselves CEOs at other companies raises serious concerns about potential conflicts of interest in setting executive compensation." In the first place, executive compensation is not the subject of the submission, and so this paragraph, like the third paragraph, is wholly unrelated to the proposal. More importantly, the paragraph is false and misleading and impugns the integrity of our directors without foundation. As noted above, 10 of ExxonMobil's 14 current directors are non-employees. All of the members of ExxonMobil's Board Compensation Committee, which determines senior executive compensation, are non-employees. The SEC has recognized that a potential conflict of interest may arise where company insiders participate in compensation decisions, or where compensation committee members interlock (i.e., serve on each other's compensation committees). The Commission has addressed this concern through Regulation S-K, Item 402(j), which requires disclosure of such situations. ExxonMobil supports the policy behind this disclosure item, and has never had a disclosure under it. In the absence of compensation committee interlocks, there is no basis to suggest that a conflict exists because compensation is determined by directors who serve as CEOs of other companies. To the contrary, it is the presumed independence of such directors which underpins SEC regulations such as Rule 16b-3.

The sixth paragraph of the "Whereas" clause switches topics to the issue of additional director nominees and suggests that shareholders have "only the right of affirmation" of the Board's nominees in the absence of such additional nominees. This is a false statement of law. The Board proposes a slate of nominees for election, but the proxy solicited by the company specifically provides shareholders with the means to withhold authority to vote for some or all of the Board's nominees as required by Rule 14a-4. In addition, other interested persons are free to solicit proxies for competing nominees. The SEC adopted Rule 14a-11 to deal with that very situation.

Similarly, the seventh paragraph of the "Whereas" clause suggests that the Board's nominees are not willing to compete in an election for their posts. To the contrary, by agreeing to accept the Board's nomination, each nominee thereby agrees to compete against any other candidates for whom another person or group may choose to solicit proxies.

The eighth paragraph of the "Whereas" clause suggests that the Board's current members are not "equipped to present and interpret" the interests of employees, plant neighbors, indigenous communities, and other constituents within the Boardroom. This statement falsely impugns the abilities of our directors without factual support.

Finally, the "Resolved" clause of the proposal implies that the current Board of Directors is not able adequately to "guide the company through these complex times." Again, a statement is made impugning the ability and business judgment of management without factual foundation.

To summarize, false and misleading statements pervade virtually every paragraph of the proposal. These include statements which are simply wrong and statements which impugn the current directors without factual foundation in contravention of Note (b) to Rule 14a-9. Any revision of the proposal which adequately addressed these many problems would be so fundamentally different as to constitute a new proposal. Such a new proposal would not have been submitted by the deadline provided by Rule 14a-8(e). As the staff has recently stated in Staff Legal Bulletin No. 14 (July 13, 2001) at Question E. 1., "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." That is the case in this instance, and the entire proposal may therefore be omitted in accordance with Rule 14a-8(i)(3).[2]

Proposal relates to election of directors

As described in detail above, the proposal itself and the supporting statement repeatedly question the competence and ability of ExxonMobil's current directors to discharge their responsibilities, including dealing with environmental and human rights issues, setting executive compensation, and generally guiding the company. The incumbent directors on the Board at the time of the 2002 annual meeting of shareholders are highly likely to stand for re-election at that meeting. The proposal may therefore be omitted under Rule 14a-8(i)(8).

The staff has consistently held that proposals which question the business judgment of directors who may stand for election at the upcoming annual meeting may be omitted under Rule 14a-8(i)(8) (and its predecessor paragraph (c)(8)). See, for example, Novell, Inc. (available January 17, 2001) (proposal and supporting statement appear to question the business judgment of board members who may stand for reelection at the upcoming annual meeting of shareholders); Honeywell International, Inc. (available March 2, 2000) (proposal appears to question the business judgment of board members who Honeywell indicates will stand for reelection at the upcoming annual meeting of shareholders); UAL Corporation (available January 18, 1991) (proposal, as well as certain contentions made in the accompanying supporting statement, question the business judgment, competence and service of the Company's directors who may stand for reelection at the upcoming annual meeting of shareholders); and American Telephone and Telegraph Co. (available January 28, 1983) (proposal designed to question the ability of the present members of the board to serve in such capacity, and therefore may be deemed to be an effort to oppose their solicitation for reelection).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

[2] A violation of the proxy rules also constitutes a violation of federal law, providing a basis for omission of the proposal under Rule 14a-8(i)(2) as well.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Ms. Ladd and her designated representative, Scott Klinger. A copy of this letter and the enclosures is also being sent to each co-filer.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP:clh
Enclosures
c - w/enc:

Proponent

Ms. Jennifer Ladd
Class Action
245 Main Street, #207
Northampton, MA 01060

Proponent representative

Mr. Scott Klinger
United for a Fair Economy/Responsible Wealth
37 Temple Place
Boston, MA 02111

Co-filers

Ms. Neva R. Goodwin
c/o Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112

Ms. Anne Ellsworth
8A Chauncy Street, #46
Cambridge, MA 02138

Mr. John R. Weber, Sr.
4910 Valley Crest Drive
St. Louis, MO 63128-1829

Ms. Julie N.W. Goodridge
President
Northstar Asset Management Inc.
30 St. John Street
Boston, MA 02130

Ms. Natalie D. Stein
1508 Hinman, Apt. 6-C
Evanston, IL 60201-4651

Ms. Sue Lonoff de Cuevas
6 Kirkland Road
Cambridge, MA 02138

Mr. John de Cuevas
6 Kirkland Road
Cambridge, MA 02138

Dr. Anne C. Brown
1300 Quarry Court, #301
Point Richmond, CA 94801

EXHIBIT 1

RECEIVED
T. PETER TOWNSEND

DEC 13 2001

December 12, 2001

SHAREHOLDER RELATIONS

DEC 13 2001

NO. OF SHARES ______
COMMENT: TPT/DGH/DWW
ACTION: SMD/REG/JP/TL/LB

Mr. T.P. Townsend
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Townsend,

As an Exxon Mobil shareholder, I am concerned about our lack of choice in the election of the Board of Directors as well as the lack of diversity of experience among the Board. I believe the legitimate concerns of employees, plants neighbors, indigenous communities impacted by Exxon Mobil, and constituents affected by the company should be heard within the Boardroom and factored into company decisions. The Board's ability to balance these varied interests will help assure the corporation's long-term success. I also believe that the election of directors should include a slate of nominees that is larger than the available Board seats.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 100 shares of Exxon Mobil common stock I am submitting a shareholder proposal for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules. In filing this resolution I am acting as the primary filer of this resolution, which I expect will be co-filed by others. The proposal asks that Exxon Mobil's next election of directors include a slate of nominees that is larger than the available Board seats by a reasonable number; and that these additional nominees come from varied backgrounds that offer in-depth experience with a variety of stakeholder groups.

In accordance with Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy and its Responsible Wealth project are national non-profit organizations working to address issues of income and wealth inequality both legislatively and through shareholder activism.

A commitment from Exxon Mobil to offer shareholders competitive director elections among nominees of diverse backgrounds as requested would allow this resolution to be withdrawn. I hope that you would be interested in pursuing a dialogue with the proponents of this resolution and United for a Fair Economy about this proposal. I believe that this proposal is in the best interest of Exxon Mobil and its shareholders.

Sincerely,

Jennifer Ladd

Jennifer Ladd

Board Diversity and Shareholder Choice

WHEREAS: Multinational corporations like Exxon Mobil must accommodate a variety of competing interests including those of shareholders, employees, customers, communities and the broader society in which the company operates. The Board's responsibility is to balance these varied interests in order to assure the corporation's long-term success;

Management expert Peter Drucker recently wrote that one of the biggest management challenges facing multinational corporations will be balancing the conflicting demands on business made "by the corporation's various constituencies: customers, shareholders (especially institutional investors and pension funds), knowledge employees and communities." (The Economist, 11/1/2001);

ExxonMobil has been the focus of public protests over its environmental and human rights policies, and has been the subject of an international boycott resulting from some of these policies. In July 2001, there were Exxon Mobil protests in 19 countries and more than 100 US cities. The Board plays a vital role in crafting a response to these concerns;

As shareholders we believe that Exxon Mobil's Board lacks adequate diversity of relevant experience to respond to the challenges facing our company. Of 15 corporate directors, four are employees of Exxon Mobil. Of the eleven remaining directors, eight are current or retired Chairmen or CEOs of corporations. According to the biographies provided in the proxy statement, none has any direct experience in the areas of human rights or the environment;

Directors are called upon to make many critical decisions, including matters related to executive compensation. The fact that the overwhelming majority of Exxon Mobil directors either report to the CEO or are themselves CEOs at other companies raises serious concerns about potential conflicts of interest in setting executive compensation;

Shareholders have the right to elect directors, yet at each year's annual meeting shareholders are presented a slate of nominees with the same number of candidates as the number of seats to be filled. The end result is that the Board elects the directors, with shareholders having only the right of affirmation;

Our directors lead the company in a very competitive business. They should themselves be willing to compete in an election for their posts. Most Americans understand the concept of an election as offering a choice between candidates;

We believe that times of global crisis call for a clear examination of our institutions' governance. We believe the legitimate concerns of employees, plant neighbors, indigenous communities impacted by Exxon Mobil and constituents affected by the company should be heard within the Boardroom and factored into company decisions. We believe our company would be better served if some Board members were equipped to present and interpret these interests within the Boardroom;

RESOLVED: Shareholders request that Exxon Mobil's next election of directors include a slate of nominees that is larger than the available Board seats by a reasonable number; and that these additional nominees come from varied backgrounds that offer in-depth experience with a variety of stakeholder groups – such as employees, communities, and customers – in order to better guide the company through these complex times.

EXHIBIT 2

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

T. Peter Townsend
Secretary

ExxonMobil

December 14, 2001

VIA FEDERAL EXPRESS

Ms. Jennifer Ladd
Class Action
245 Main Street, #207
Northampton, MA 01060

Dear Ms. Ladd:

This will acknowledge receipt of the proposal concerning director nominees, which you have submitted in connection with ExxonMobil's 2002 annual meeting of shareholders.

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

As required by SEC rules, we are hereby informing you of the following eligibility and procedural requirements which, so far, you have failed to follow. If you do not adequately correct these problems within the time frame indicated, we may exclude your submission.

1. We have not received proof of your shareholdings, which is required by Rule 14a-8(b)(2) of the Securities and Exchange Act of 1934. This information must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this letter.

2. Under Rule 14a-8(c), you are entitled to submit no more than one proposal per meeting. Your submission combines two proposals from last year's annual meeting: a request for the nomination of more candidates than open board positions (see the proposal included as item 4 in ExxonMobil's 2001 proxy statement) and a request to increase board diversity (see the proposal included as item 5 in ExxonMobil's 2001 proxy statement). These are two separate items of business and may not both be submitted by you for our 2002 annual meeting. Your response correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this letter.

We also believe a dialogue on this proxy proposal would be useful. Would you call my office (972.444.1538) and let me know possible times that would be convenient to you for such a meeting. We believe we can demonstrate to you that your underlying concerns are already effectively addressed.

Sincerely,

C: Scott Klinger
United for a Fair Economy/Responsible Wealth

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Tracking Number	430168670348
Reference Number	D.LOWMAN/CA
Ship Date	12/14/2001
Delivered To	
Delivery Location	NORTHAMPTON MA
Delivery Date/Time	12/17/2001 10:27
Signed For By	6135774
Service Type	Priority Letter

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MAIL RECEIPT 130-209A

LETTER/PACKAGE NO. 430168670348

CONTENTS

CONTACT

ADDRESSED TO
Ms. Jennifer Ladd
Class Action
245 Main Street, #207
Northampton, MA 01060

FROM (NAME/DEPARTMENT) D Lowman

RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME C.A. 12/14/01

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To

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

T. Peter Townsend
Vice President, Investor Relations
Secretary

ExxonMobil

January 7, 2002

VIA FEDERAL EXPRESS

Ms. Neva R. Goodwin
c/o: Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112

Dear Ms. Goodwin:

This is to inform you that the submitter, Jennifer Ladd for United for a Fair Economy/Responsible Wealth, of the proposal concerning additional director nominees and board diversity in connection with ExxonMobil's 2002 annual meeting of shareholders **has not complied with the requirements of Rule 14a-8 of the Securities and Exchange Act of 1934** to demonstrate share ownership. In our letter of December 14, 2001, we informed Ms. Ladd that we had not received proof of her shareholdings. Her response was required to be postmarked or electronically transmitted to us no later than 14 days from the date she received our letter. Our records show that she received our December 14 letter on December 17. As of today, we still have not received her proof.

Therefore, since the lead sponsor of this proposal failed to honor the SEC requirements, we will assume that you, as the earliest co-filer of this proposal with verified share ownership, are the sponsor. We have received proof of your shareholdings.

You should note that if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

We believe a dialogue on these proxy proposal would be useful. Would you call my office (972.444.1538) and let me know possible times that would be convenient to you for such a meeting. We believe we can demonstrate to you that your underlying concerns are already effectively addressed.

Sincerely,

RECEIVED
T. PETER TOWNSEND

JAN 1 0 2002

UNITED FOR A FAIR ECONOMY

January 9, 2002

Mr. T. Peter Townsend
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

Dear Mr. Townsend,

Thank you for copying me your correspondence to Neva Goodwin concerning your belief that Jennifer Ladd failed to meet the ownership requirements of Rule 14a-8.

Ms. Ladd's custodian, United States Trust Company of Boston, mailed proof of Ms. Ladd's ownership directly to your attention on December 20, 2001. That letter confirmed Ms. Ladd's ownership of Exxon Mobil stock with two different lot dates, one from 1950, the other 1970, both exceeding the one-year holding requirement for filing. United States Trust Company also confirmed it had been custodian of these assets, on behalf of Ms. Ladd since October 23, 1990.

I have enclosed copies of United States Trust Company's letter to you and trust that this resolves your concern with Ms. Ladd's standing as a resolution filer.

Sincerely,

Scott Kl

W. Scott Klinger
Co-Director
Responsible Wealth Project
On behalf of Jennifer Ladd

cc: Jennifer Ladd

37 Temple Place, 2nd Floor, Boston, Massachusetts 02111 | Tel: 617 423 2148 | Fax: 617 423 0191 | www.faireconomy.org | info@faireconomy.org

FAIR ECONOMY

WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

December 20, 2001

T. Peter Townsend, Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving TX 75039

Dear Mr. Townsend:

I am writing on behalf of our client, Jennifer Ladd, to provide confirmation that she owns 200 shares of Exxon Mobil Corporation stock. The shares have been held in Ms. Ladd's personal investment management account at United States Trust Company/Walden Asset Management since 1990. I have enclosed a copy of an internal position report reflecting Ms. Ladd's ownership of the shares.

Should you have any questions, please feel free to call me at (617) 726-7251.

Sincerely,

Linda A. Berkel
Vice President

Enclosure

cc: Jennifer Ladd

UNITED STATES TRUST COMPANY

1-00533 JENNIFER-LADD REV TRUST

POSITION/TAXLOT DETAIL PRICED AS OF:12/14/01
CASH BASIS

ADMIN PG 1
12/20/01 10:12

XOM : EXXON MOBIL CORPORATION

TAXABLE TO FEDERAL AND STATE

CUSIP: 30231G102 ISIN:

SHARES/PV	BOOK/UNRL	MARKET/UNRL GL	FED/STATE COST	INC QTR/YR
200.0000	162.39	7,372.00	162.39	46
	7,209.61	7,209.61	162.39	182

LOT # P	SHARES/PV	FED/ STATE COST	TAX/ DEPT ACQ	UNREAL GL	LOC REG	D R	V X	M C	A	ORIGINAL COST	ACCRUED INT PURCH / ACCRUED INT SOLD	CSD PURCH / CSD SOLD
200089 1	120.0000	50.74	08/18/1950	4,372	11	F	N	Y	F	50.74	0.00	10/23/90
		50.74	10/23/1990		44	P		P				
200090 1	80.0000	111.65	03/06/1970	2,837	11	F	N	Y	F	111.65	0.00	10/23/90
		111.65	10/23/1990		44	S		P				

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

T. Peter Townsend
Secretary

ExxonMobil

January 11, 2002

RECEIVED

JAN 1 4 2002

JAMES E. PARSONS

VIA FEDERAL EXPRESS

Mr. Scott Klinger
United for a Fair Economy/Responsible Wealth
37 Temple Place, 2nd Floor
Boston, MA 02111

Dear Mr. Klinger:

This is in response to your letter of January 9 which enclosed proof of share ownership by Ms. Jennifer Ladd.

Since we did not receive Jennifer Ladd's proof of ownership within the time limit, we are not going to treat her as the sponsor. The SEC rules set specific standards, and we do not grant waivers. The burden is on the proponent to make sure the proof of ownership arrives on time, such as by using certified mail, Fed Ex, or similar means.

Thus, as I stated in my letter of January 7 to Ms. Neva R. Goodwin, we intend to treat Ms. Goodwin as the sponsor of the proposal concerning additional director nominees and board diversity in connection with ExxonMobil's 2002 annual meeting of shareholders.

Sincerely,

Peter Townsend

c: Ms. Neva R. Goodwin
Ms. Jennifer Ladd
Ms. Julie N.W. Goodridge
Ms. Anne Ellsworth
Dr. Anne C. Brown
Mrs. Natalie D. Stein
Mr. John R. Weber, Sr.
Ms. Sue Lonoff de Cuevas
Mr. John de Cuevas

United for a Fair Economy
37 Temple Place, 2nd Floor, Boston, MA 02120
617-423-2148 Fax 617-423-0191

UNITED FOR A FAIR ECONOMY

Fax Cover Sheet

Date: 1/16/2002 Time: 402 PM EST

Number of pages including cover sheet: 7

To: T. PETER TOWNSEND c/o SALLY DURCAS

Organization : EXXON MOBIL

Fax # : 972-444-1505 Phone # : 972-444-1154

From : SCOTT KLINGER

Comments:

JENNIFER LADD PROOF OF OWNERSHIP DELIVERY CONFIRMATION.

RECEIVED
JAN 16 2002
LISA K. BORK

UNITED FOR A FAIR ECONOMY

VIA FAX (972)444-1505

January 15, 2002

Mr. T. Peter Townsend
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039

SHAREHOLDER RELATIONS
JAN 16 2002
NO. OF SHARES
COMMENT:
ACTION: TPT/DGH/SMD
REG/JP/LB/TL

Dear Mr. Townsend,

Thank you for your letter of January 11, 2002 regarding Jennifer Ladd's proof of ownership. Further investigation with Ms. Ladd's custodian indicates the original proof of ownership letter was in fact sent to you via Fed Ex on December 20, 2001 and was received by X. Castro at Exxon Mobil on December 21, 2001, well within the time limits specified by Rule 14a-8. I am enclosing a copy of the original shipping receipt as well as the delivery record downloaded from Fed Ex's website.

We continue to believe that Jennifer Ladd has met the requirements of Rule 14a-8 and is the rightful primary filer of this Proposal until the SEC determines otherwise. We would appreciate your suggestions on how to proceed with the dialogue that you have offered with regard to Ms. Ladd's participation.

In your earlier letters to the Proponents of this resolution you mentioned two additional concerns: 1) that the resolution duplicated two resolutions offered last year and 2) that the resolution was in fact two separate resolutions. We respectfully disagree.

The resolution asking the Board to put up two nominees for each director slot (offered last year by Bartlett Naylor) was not refiled this year, hence there is no duplication. We do not believe that our proposal duplicates the Board diversity resolution offered last year. That proposal is concerned with the Company's affirmative action record and focuses on racial and gender diversity of the Board. Our Proposal is strictly focused on offering shareholders a choice of directors with different experiential backgrounds and different in-depth relationships with various constituencies served by the Company. The Board diversity resolution does not deal at all with our concerns — in fact there is

37 Temple Place, 2nd Floor, Boston, Massachusetts 02111 | Tel: 617 423 2148 | Fax: 617 423 0191 | www.faireconomy.org | info@faireconomy.org

FAIR ECONOMY

nothing in it that would prevent the Company from simply adding additional corporate insiders or peer CEOs, an outcome that we would find deficient in terms of the objectives of our proposal.

Your earlier letter suggested that our resolution is in fact two distinct proposals and therefore in violation of the rules of Rule 14a-8. We again disagree. We think it is essential to specify the broad outlines of the election we seek in order to meet the objectives of a Board with greater diversity of experience. If the resolution was simply limited to having multiple director candidates for each seat, we have no confidence that the Company would simply not offer additional directors who were either Exxon Mobil insiders or peer CEOs. On the other hand we could have simply specified that some current Board members should be replaced by new Board members from more diverse experiential backgrounds. We thought it was most respectful both of the Company and our fellow shareholders to offer a choice, rather than simply to insist that our view is correct by replacing current directors. We believe that a competitive election with the additional director nominees coming from more diverse experiential backgrounds is the best way to frame this issue for shareholders. We continue to strongly believe that directors wishing to undertake leadership of a business in a highly competitive industry should themselves be willing to compete for their position.

I look forward to your clarification of the standing of Jennifer Ladd and of beginning the dialogue that you have previously offered.

Sincerely,

W. Scott Klinger
Responsible Wealth

cc: Jennifer Ladd
Neva Goodwin
Julie Goodridge
Anne Brown
Natalie Stein
John Weber, Sr.
Sue Lonoff de Cuevas
John de Cuevas

FedEx Express USA Airbill — FedEx Tracking Number 8290 9752 5722

0215 — Sender's Copy

1 From

Date 12/20/01 — Sender's FedEx Account Number 1041-0266-2

Sender's Name Linda Berkel — Phone (617) 726-7251

Company UNITED STATES TRUST CO

Address 40 COURT ST

City BOSTON — State MA — ZIP 02108

2 Your Internal Billing Reference

3 To

Recipient's Name T. Peter Townsend, Secretary — Phone (972) 444-1000

Company Exxon Mobil Corporation

Address 5959 Las Colinas Boulevard

City Irving — State TX — ZIP 75039

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Tracking Number	829097525722
Reference Number	
Ship Date	12/20/2001
Delivered To	
Delivery Location	IRVING TX
Delivery Date/Time	12/21/2001 09:53
Signed For By	X.CASTRO
Service Type	Standard Letter

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WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

December 20, 2001

T. Peter Townsend, Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving TX 75039

Dear Mr. Townsend:

I am writing on behalf of our client, Jennifer Ladd, to provide confirmation that she owns 200 shares of Exxon Mobil Corporation stock. The shares have been held in Ms. Ladd's personal investment management account at United States Trust Company/Walden Asset Management since 1990. I have enclosed a copy of an internal position report reflecting Ms. Ladd's ownership of the shares.

Should you have any questions, please feel free to call me at (617) 726-7251.

Sincerely,

Linda A. Berkel
Vice President

Enclosure

cc: Jennifer Ladd

UNITED STATES TRUST COMPANY | POSITION/TAXLOT DETAIL | PRICED AS OF:12/14/01 | ADMIN PG 1

CASH BASIS | 12/20/01 10:12

1-00533 JENNIFER-LADD REV TRUST

XOM : EXXON MOBIL CORPORATION | TAXABLE TO FEDERAL AND STATE

CUSIP: 30231G102 ISIN:

SHARES/PV	BOOK/UNRL	MARKET/UNRL GL	FED/STATE COST	INC QTR/YR
200.0000	162.39	7,372.00	162.39	46
	7,209.61	7,209.61	162.39	182

LOT # P	SHARES/PV	FED/ STATE COST	TAX/ DEPT ACQ	UNREAL GL	LOC REG	D R	V X	M C	A	ORIGINAL COST	ACCRUED INT PURCH ACCRUED INT SOLD	CSD PURCH CSD SOLD
200089 1	120.0000	50.74	08/18/1950	4,372	11	F	N	Y	F	50.74	0.00	10/23/90
		50.74	10/23/1990		44	P		P				
200090 1	80.0000	111.65	03/06/1970	2,837	11	F	N	Y	F	111.65	0.00	10/23/90
		111.65	10/23/1990		44	S		P				

SHAREHOLDER PROPOSAL: TWO DIRECTOR NOMINEES
(Item 4 on the proxy card)

This proposal was submitted by Mr. Bart Naylor, 1255 N. Buchanan, Arlington, Virginia 22205.

"RESOLVED: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position."

Supporting Statement

"Although our company's board appreciates the importance of qualified people overseeing management, we believe that the process for electing directors can be improved.

Our company currently nominates for election only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely affects the outcome of director elections. The current system thus provides no readily effective way for shareholders to oppose a candidate that has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or poses other problems. As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory. Even directors of near bankrupt companies enjoy re-election with 90%+ pluralities. The 'real' selection comes through the nominating committee, a process too often influenced, if not controlled, by the very management the board is expected to scrutinize critically.

Our company should offer a rational choice when shareholders elect directors. Such a process could abate the problem of a chair 'choosing' his own board, that is, selecting those directors he expects will reflexively support his initiatives, and shedding those who may sometimes dissent. Such a process could create healthy and more rigorous shareholder evaluation about which specific nominees are best qualified.

Would such a process lead to board discontinuity? Perhaps, but only with shareholder approval. Presumably an incumbent would be defeated only because shareholders considered the alternative a superior choice. Would such a procedure discourage some candidates? Surely our board should not be made of those intolerant of competition. Would such a procedure be 'awkward' for management when it recruits candidates? Hopefully so. (Management could print a nominee's name advanced by an independent shareholder to limit such embarrassment.) The point is to remove the 'final' decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

We urge you to vote FOR this proposal."

The board recommends you vote AGAINST this proposal for the following reasons:

The board believes our current process for selecting nominees for election as directors serves shareholders well.

The proposal in our view would not improve the process and could very well deprive the corporation of the services of highly qualified director nominees. Under current procedures, the Board Affairs Committee, which consists solely of non-employee directors, is responsible for annually identifying the best candidates for election to the board. These duties include evaluating the performance of the current Board of Directors as well as identifying potential new members. In selecting a slate of candidates each year, the committee and the board carefully consider the performance and qualifications not just of each individual but of the group as a whole, and nominates the persons whom they believe both individually and as a group will together best serve the shareholders.

The board believes that if it followed the procedure set forth in the proposal and nominated twice as many candidates to the board as there are seats, it would fail in its duty to ExxonMobil's shareholders to identify and recommend the best candidates. Since the board is responsible for advising shareholders in making voting decisions, it has an obligation to inform shareholders which candidates it favors. Further, the proposal could well deprive the corporation and its shareholders of the services of a number of highly qualified individuals as nominees for election to the board. These individuals typically have numerous opportunities to serve on other boards and the corporation could be at a competitive disadvantage in attracting new directors if this proposal were adopted.

The proposal implies that shareholders currently have no way in which to voice their concerns about directors under our present voting procedures. In fact, shareholders, if they are so inclined, may withhold their votes for all or specific individual director nominees. Yet, typically every year each ExxonMobil director nominee receives over 98% of the votes cast by shareholders. Shareholders also have the alternative, if they are dissatisfied with our individual director nominees, to conduct a proxy contest to challenge the board's proposed nominees.

The board notes that the proponent describes a number of situations where the proposed procedure might be of benefit, such as a circumstance involving a candidate who has failed to attend board meetings, or who serves on so many boards as to be unable to supervise our company management diligently, or who poses other problems. Those situations have not arisen in connection with ExxonMobil in the past and there is no reason to believe that they will do so in the future.

The Board Affairs Committee will continue to consider the recommendation of any shareholder of a candidate for the board, if the name and biographical information are submitted in writing to ExxonMobil's Secretary at the address provided under "Contact information" on page 44. On request, the Secretary will also provide a description of the qualifications the committee looks for in director candidates.

SHAREHOLDER PROPOSAL: POLICY ON BOARD DIVERSITY
(Item 5 on the proxy card)

This proposal was submitted by Mr. Tom Gniewek, 123 Norwood Circle, Camden, Tennessee 38320.

"WHEREAS shareholders believe that our board of directors needs to be more representative of shareholders and reflect a diverse workforce and population so our company can remain competitive and,

Recently the Investor Responsibility Research Center reported inclusiveness at senior management and board levels was only 9% within Fortune 500 companies.

If we are to successfully compete in the increasingly diverse global marketplace of the future, we must select the best people regardless of race, gender, religion, or physical challenge.

We believe a more diverse board with its wider range of perspectives would improve the quality of corporate decision-making. We request our corporation to enlarge its search for qualified board members including minorities and women.

The recent proxy of W. R. Grace states their Board... 'recognizes that its composition should reflect the global nature of the company's operation and the diversity of its workforce. The Board also recognizes that it is in a unique position to 'set the tone at the top' and to demonstrate its belief that diversity makes good business sense.'

Though ExxonMobil has three women, one of whom is African American on its board, we do believe this is inadequate to provide the necessary diversity for ExxonMobil to effectively compete in the future.

We request that the Board promptly take steps to include additional minorities and women candidates for nominations to the Board starting in 2001 and thereafter.

THEREFORE, BE IT RESOLVED that the shareholders request:

> The Board issue a policy publicly committing the company to a more diverse board, a program of steps, and the timeline to move further in that direction.
>
> The Board make available an annual report starting in 2001 summarizing efforts to encourage and increase the diversification of:
>
> - our Board of Directors
> - our Board search firms
> - all Board of Directors committees.

NOTES: Last year 92.1% of votes were cast against this proxy and 7.9% in favor. This is indicative of stockholder support which this proxy commands. Please vote."

The board recommends you vote AGAINST this proposal for the following reasons:

The proponent submitted an essentially identical proposal for the ExxonMobil annual meeting in 2000 and more than 92% of the votes cast by shareholders were AGAINST. In the past, the proponent did not support his own proposal. At the 2000 meeting, and again in a letter to the Chairman, the proponent stated he had voted *against* his own proposal. Further, in 1999, the proponent submitted a proposal directly contrary to his 2000 and 2001 proposals.

The proposal essentially asks the board to do what it is already doing. The board has reviewed and approved "Guidelines for Selection of Nonemployee Directors," which states that the corporation "seeks candidates with diverse backgrounds who possess knowledge and skills in areas of importance to the corporation, such as management, finance, marketing, technology, law, international business, or public service." The guidelines also state that the corporation "recognizes the strength and effectiveness of the board reflects the balance, experience, and diversity of the individual directors..." The Board Affairs Committee and the full board periodically review these guidelines.

Clearly, the board is always searching for the most qualified candidates, regardless of race, sex, ethnicity, religion, or any other classification, with the background, experience, knowledge, and skills to oversee the operations of a corporation as large and complex as ExxonMobil. The Board Affairs Committee, which consists entirely of nonemployee directors, reviews the qualifications of, and recommends to the board, candidates to fill board vacancies.

The board believes, in view of its stated and obvious commitment to the diversity of its membership, that developing and issuing another policy addressing board diversity and preparation of a related annual report would replicate current policy and practice and create an unnecessary expense.

SHAREHOLDER PROPOSAL: AMENDMENT OF EEO POLICY
(Item 6 on the proxy card)

This proposal was submitted by the New York City Employees' Retirement System, 1 Centre Street, New York, New York, 10007 and eight co-proponents.

"WHEREAS: ExxonMobil claims to bar all forms of employment discrimination but its post-merger written policies do not explicitly prohibit discrimination based on sexual orientation;

Prior to the merger Mobil explicitly prohibited discrimination based on sexual orientation in its equal employment opportunity policy;

Our competitors Chevron, Sunoco, Atlantic Richfield, BP Amoco and Texaco explicitly prohibit discrimination based on sexual orientation;

EXXON MOBIL CORPORATION BOARD OF DIRECTORS
GUIDELINES FOR SELECTION OF NONEMPLOYEE DIRECTORS

Candidates for nonemployee director of Exxon Mobil Corporation should be individuals who have achieved prominence in their fields, with experience and demonstrated expertise in managing large, relatively complex organizations, and/or, in a professional or scientific capacity, be accustomed to dealing with complex business situations including those with worldwide scope. ExxonMobil seeks candidates with diverse backgrounds who possess knowledge and skills in areas of importance to the Corporation such as management, finance, marketing, technology, law, international business, or public service.

Candidates should bring integrity, insight, energy, and analytical skills to Board deliberations, and must have a commitment to devote the necessary time and attention to oversee the affairs of a corporation as large and complex as ExxonMobil. ExxonMobil recognizes the strength and effectiveness of the Board reflects the balance, experience and diversity of the individual directors, their commitment, and importantly, the ability of directors to work effectively as a group in carrying out their responsibilities.

As a matter of law, the Corporation is generally precluded from having as a member of the Board of Directors anyone who is an officer or director of a corporation which is in substantial competition with Exxon Mobil Corporation in the United States. Recognizing that this is a matter which may require the advice of legal counsel in specific instances, the Board Affairs Committee will not consider as a candidate any person who is a director or officer of such a corporation.

To avoid possible conflicts of interest, candidates must be free from any relationship with management or the Corporation which would interfere with the exercise of independent judgement. Candidates should be committed to representing the interests of all shareholders and not any particular constituency and must be willing to challenge and stimulate management.

To foster periodic turnover and the resultant influx of new directors, by Board of Directors' resolution, no one is eligible for election as a director of the Corporation at any meeting of shareholders following the individual's 70th birthday. Since the Board believes a director should serve at least five years, new candidates should normally be of an age to allow five or more years of Board membership.

The Board Affairs Committee considers suggestions for possible director candidates from shareholders and other sources and recommends director candidates to the full Board of Directors. The Board may fill vacancies at any time of the year, but in any case, all existing Board members and new candidates must stand for election at every Annual Meeting of Shareholders.

July 28, 1999

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

T. Peter Townsend
Secretary

ExxonMobil

December 14, 2001

VIA FEDERAL EXPRESS

Ms. Neva R. Goodwin
c/o: Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112

Dear Ms. Goodwin:

This will acknowledge receipt of your letter indicating that you wish to "co-file" the proposal previously submitted by Jennifer Ladd for United for a Fair Economy/Responsible Wealth concerning director nominees in connection with ExxonMobil's 2002 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Jennifer Ladd will be the sponsor of this proposal.

At this date we have not received proof of your shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. This information must be postmarked to us no later than 14 days from the date you receive this letter.

Also, as we have advised the sponsor under Rule 14a-8(c), they are entitled to submit no more than one proposal per meeting. Their submission combines two proposals from last year's annual meeting: a request for the nomination of more candidates than open board positions (see the proposal included as item 4 in ExxonMobil's 2001 proxy statement) and a request to increase board diversity (see the proposal included as item 5 in ExxonMobil's 2001 proxy statement). These are two separate items of business and may not both be submitted by them for our 2002 annual meeting. Their response correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date they receive their letter.

We believe a dialogue on this proposal would be useful and have asked the sponsor for convenient times to have a meeting.

Sincerely,

Peter Townsend

c: Jennifer Ladd
Scott Klinger
United for a Fair Economy/Responsible Wealth

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

F. Lynn Reid
Assistant Secretary

ExxonMobil

December 18, 2001

VIA FEDERAL EXPRESS

Ms. Anne Ellsworth
8A Chauncy Street, #46
Cambridge, MA 02138

Dear Ms. Ellsworth:

This will acknowledge receipt of your letter indicating that you wish to "co-file" the proposal previously submitted by Jennifer Ladd for United for a Fair Economy/Responsible Wealth concerning director nominees in connection with ExxonMobil's 2002 annual meeting of shareholders.

Since the proxy rules do not address co-filing of proposals, we will assume that Jennifer Ladd will be the sponsor of this proposal.

At this date we have not received proof of your shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. This information must be postmarked or electronically submitted to us no later than 14 days from the date you receive this letter.

Also, as we have advised the sponsor under Rule 14a-8(c), they are entitled to submit no more than one proposal per meeting. Their submission combines two proposals from last year's annual meeting: a request for the nomination of more candidates than open board positions (see the proposal included as item 4 in ExxonMobil's 2001 proxy statement) and a request to increase board diversity (see the proposal included as item 5 in ExxonMobil's 2001 proxy statement). These are two separate items of business and may not both be submitted by them for our 2002 annual meeting. Their response correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date they receive their letter.

We believe a dialogue on this proposal would be useful and have asked the sponsor for convenient times to have a meeting.

Sincerely,

[signature]

c: Jennifer Ladd
Scott Klinger
United for a Fair Economy/Responsible Wealth

Enclosure

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

F. Lynn Reid
Assistant Secretary

ExxonMobil

December 18, 2001

VIA FEDERAL EXPRESS

Mr. John R. Weber, Sr.
4910 Valley Crest Drive
St. Louis, MO 63128-1829

Dear Mr. Weber:

This will acknowledge receipt of your letter indicating that you wish to "co-file" the proposal previously submitted by Jennifer Ladd for United for a Fair Economy/Responsible Wealth concerning director nominees in connection with ExxonMobil's 2002 annual meeting of shareholders.

Since the proxy rules do not address co-filing of proposals, we will assume that Jennifer Ladd will be the sponsor of this proposal.

At this date we have not received proof of your shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. This information must be postmarked or electronically submitted to us no later than 14 days from the date you receive this letter.

Also, as we have advised the sponsor under Rule 14a-8(c), they are entitled to submit no more than one proposal per meeting. Their submission combines two proposals from last year's annual meeting: a request for the nomination of more candidates than open board positions (see the proposal included as item 4 in ExxonMobil's 2001 proxy statement) and a request to increase board diversity (see the proposal included as item 5 in ExxonMobil's 2001 proxy statement). These are two separate items of business and may not both be submitted by them for our 2002 annual meeting. Their response correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date they receive their letter.

We believe a dialogue on this proposal would be useful and have asked the sponsor for convenient times to have a meeting.

Sincerely,

F. Lynn Reid

c: Jennifer Ladd
Scott Klinger
United for a Fair Economy/Responsible Wealth

Enclosure

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

F. Lynn Reid
Assistant Secretary

ExxonMobil

December 18, 2001

VIA FEDERAL EXPRESS

Ms. Julie N.W. Goodridge
President
Northstar Asset Management Inc.
30 St. John Street
Boston, MA 02130

Dear Ms. Goodridge:

This will acknowledge receipt of your letter indicating that you wish to "co-file" the proposal previously submitted by Jennifer Ladd for United for a Fair Economy/Responsible Wealth concerning director nominees in connection with ExxonMobil's 2002 annual meeting of shareholders.

Since the proxy rules do not address co-filing of proposals, we will assume that Jennifer Ladd will be the sponsor of this proposal.

At this date we have not received proof of your shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. This information must be postmarked or electronically submitted to us no later than 14 days from the date you receive this letter.

Also, as we have advised the sponsor under Rule 14a-8(c), they are entitled to submit no more than one proposal per meeting. Their submission combines two proposals from last year's annual meeting: a request for the nomination of more candidates than open board positions (see the proposal included as item 4 in ExxonMobil's 2001 proxy statement) and a request to increase board diversity (see the proposal included as item 5 in ExxonMobil's 2001 proxy statement). These are two separate items of business and may not both be submitted by them for our 2002 annual meeting. Their response correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date they receive their letter.

We believe a dialogue on this proposal would be useful and have asked the sponsor for convenient times to have a meeting.

Sincerely,

[signature]

c: Jennifer Ladd
Scott Klinger
United for a Fair Economy/Responsible Wealth

Enclosure

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

F. Lynn Reid
Assistant Secretary

ExxonMobil

December 18, 2001

VIA FEDERAL EXPRESS

Ms. Natalie D. Stein
1508 Hinman, Apt. 6-C
Evanston, IL 60201-4651

Dear Ms. Stein:

This will acknowledge receipt of your letter indicating that you wish to "co-file" the proposal previously submitted by Jennifer Ladd for United for a Fair Economy/Responsible Wealth concerning director nominees in connection with ExxonMobil's 2002 annual meeting of shareholders.

Since the proxy rules do not address co-filing of proposals, we will assume that Jennifer Ladd will be the sponsor of this proposal.

At this date we have not received proof of your shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. This information must be postmarked or electronically submitted to us no later than 14 days from the date you receive this letter.

Also, as we have advised the sponsor under Rule 14a-8(c), they are entitled to submit no more than one proposal per meeting. Their submission combines two proposals from last year's annual meeting: a request for the nomination of more candidates than open board positions (see the proposal included as item 4 in ExxonMobil's 2001 proxy statement) and a request to increase board diversity (see the proposal included as item 5 in ExxonMobil's 2001 proxy statement). These are two separate items of business and may not both be submitted by them for our 2002 annual meeting. Their response correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date they receive their letter.

We believe a dialogue on this proposal would be useful and have asked the sponsor for convenient times to have a meeting.

Sincerely,

F. Lynn Reid

c: Jennifer Ladd
Scott Klinger
United for a Fair Economy/Responsible Wealth

Enclosure

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

F. Lynn Reid
Assistant Secretary

ExxonMobil

December 20, 2001

VIA FEDERAL EXPRESS

Ms. Sue Lonoff de Cuevas
6 Kirkland Road
Cambridge, MA 02138

Dear Ms. de Cuevas:

This will acknowledge receipt of your letter indicating that you wish to "co-file" the proposal previously submitted by Jennifer Ladd for United for a Fair Economy/Responsible Wealth concerning director nominees in connection with ExxonMobil's 2002 annual meeting of shareholders.

Since the proxy rules do not address co-filing of proposals, we will assume that Jennifer Ladd will be the sponsor of this proposal.

At this date we have not received proof of your shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. This information must be postmarked or electronically submitted to us no later than 14 days from the date you receive this letter.

Also, as we have advised the sponsor under Rule 14a-8(c), they are entitled to submit no more than one proposal per meeting. Their submission combines two proposals from last year's annual meeting: a request for the nomination of more candidates than open board positions (see the proposal included as item 4 in ExxonMobil's 2001 proxy statement) and a request to increase board diversity (see the proposal included as item 5 in ExxonMobil's 2001 proxy statement). These are two separate items of business and may not both be submitted by them for our 2002 annual meeting. Their response correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date they receive their letter.

We believe a dialogue on this proposal would be useful and have asked the sponsor for convenient times to have a meeting.

Sincerely,

[signature]

c: Jennifer Ladd
Scott Klinger
United for a Fair Economy/Responsible Wealth

Enclosure

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

F. Lynn Reid
Assistant Secretary

ExxonMobil

December 20, 2001

VIA FEDERAL EXPRESS

Mr. John de Cuevas
6 Kirkland Road
Cambridge, MA 02138

Dear Mr. de Cuevas:

This will acknowledge receipt of your letter indicating that you wish to "co-file" the proposal previously submitted by Jennifer Ladd for United for a Fair Economy/Responsible Wealth concerning director nominees in connection with ExxonMobil's 2002 annual meeting of shareholders.

Since the proxy rules do not address co-filing of proposals, we will assume that Jennifer Ladd will be the sponsor of this proposal.

At this date we have not received proof of your shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. This information must be postmarked or electronically submitted to us no later than 14 days from the date you receive this letter.

Also, as we have advised the sponsor under Rule 14a-8(c), they are entitled to submit no more than one proposal per meeting. Their submission combines two proposals from last year's annual meeting: a request for the nomination of more candidates than open board positions (see the proposal included as item 4 in ExxonMobil's 2001 proxy statement) and a request to increase board diversity (see the proposal included as item 5 in ExxonMobil's 2001 proxy statement). These are two separate items of business and may not both be submitted by them for our 2002 annual meeting. Their response correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date they receive their letter.

We believe a dialogue on this proposal would be useful and have asked the sponsor for convenient times to have a meeting.

Sincerely,

F. Lynn Reid

c: Jennifer Ladd
Scott Klinger
United for a Fair Economy/Responsible Wealth

Enclosure

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

F. Lynn Reid
Assistant Secretary

ExxonMobil

December 20, 2001

VIA FEDERAL EXPRESS

Ms. Anne C. Brown
1300 Quarry Court, #301
Point Richmond, CA 94801

Dear Ms. Brown:

This will acknowledge receipt of your letter indicating that you wish to "co-file" the proposal previously submitted by Jennifer Ladd for United for a Fair Economy/Responsible Wealth concerning director nominees in connection with ExxonMobil's 2002 annual meeting of shareholders.

Since the proxy rules do not address co-filing of proposals, we will assume that Jennifer Ladd will be the sponsor of this proposal.

At this date we have not received proof of your shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. This information must be postmarked or electronically submitted to us no later than 14 days from the date you receive this letter.

Also, as we have advised the sponsor under Rule 14a-8(c), they are entitled to submit no more than one proposal per meeting. Their submission combines two proposals from last year's annual meeting: a request for the nomination of more candidates than open board positions (see the proposal included as item 4 in ExxonMobil's 2001 proxy statement) and a request to increase board diversity (see the proposal included as item 5 in ExxonMobil's 2001 proxy statement). These are two separate items of business and may not both be submitted by them for our 2002 annual meeting. Their response correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date they receive their letter.

We believe a dialogue on this proposal would be useful and have asked the sponsor for convenient times to have a meeting.

Sincerely,

[signature]

c: Jennifer Ladd
Scott Klinger
United for a Fair Economy/Responsible Wealth

Enclosure

EXHIBIT 7

SHAREHOLDER RELATIONS

JAN 07 2002

NO. OF SHARES ______________

COMMENT: FSF

ACTION: ______________

11

1508 Hinman Ave Apt 6-C
Evanston IL 60201-4651
December 20, 2001

F. L. REID

DEC 27 2001

R 1/7

Mr. F. Lynn Reid, Assistant Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving TX 75039

This responds to your letter of Dec. 18, 2001, which I received yesterday, requesting proof of my ownership of ExxonMobil stock.

Enclosed find a copy of the monthly statement for March, 2001, from my broker (Wm. Blair & Co., Chicago) indicating that as of the end of that month, I owned 620 shares with a market value in excess of $50,000. In fact, I inherited this stock from my Mother, in 1989, and have held it since.

The SECOND photocopy enclosed is of my most recent statement from Blair, for November, 2001, indicating ownership of 1,500 shares again with a value in excess of $50,000. The difference in number of shares shown on the March and November statements:

a) In July of this year, as you know, ExxonMobil arranged a 2-1 stock split. Accordingly, I indicated ownership of 1,240 shares on my shareholder proposal submitted earlier this month.

b) In addition, in September this year, I purchased another 260 shares of ExxonMobil stock, to increase my total holding to 1,500 shares.

As for your second point, I understood Miss Ladd to have offered ONE proposal which happens to cover the intent of two items on the shareholder meeting for 2001. The chief reason to nominate two or more candidates for each vacant post, is to help insure diversity among office-holders. E.g., Illinois can now boast of 3 or 4 serious candidates for the Democratic and Republican primary in the State Governor's race; there are easily-discernable differences in viewpoint among the various candidates. At the end of a messy primary campaign and a simpler general election, the voters will have made a choice. THE KEY POINT: They needed the choice to start this democratic process. MEANWHILE: Our Legislature has been re-disticted to conform with findings of the 2000 census, which will also mean a messy legislative primary and general election . . . and lots of voter choice, and a VERY diverse set of political viewpoints in our State government after the 2002 elections. This diversity would not occur if we did not have initially, at least two candidates for each post for which we must elect officeholders.

IN SHORT: Two or more nominees for each open post, is the crucial pre-condition for diversity in officeholders.

True, last year, two different shareholders offered two different Shareholder Proposals. I don't understand why. As I explained above, they strike me as two aspects of the same issue. Your expression of a different view strikes me as legal pettifoggery, obscuring the central issue.

Cordially,

Natalie D. Stein, TTEE

(Mrs.) Natalie D. Stein, TTEE
The Natalie D. Stein Trust
U/A DTD 12-4-87

CC: Mr. Scott Klinger

EXHIBIT 8

RECEIVED
T. PETER TOWNSEND

OCT 12 2001

731 584 4886

123 Norwood Circle
Camden, Tenn. 38320
October 12, 2001

ExxonMobil Corporation
Irving, Texas 75039

RECEIVED

OCT 15 2001

JAMES E. PARSONS

Att. Corp. Secretary

Dear Mr. Townsend,

Please include the enclosed proxy for the annual stockholders' meeting to be held in the spring of 2001.

This proxy is essentially a verbatim copy of my proxy of last year.

It is my understanding that since more than 6% of shareholders voted for my proxy, it will be submitted to stockholders without referral to the SEC. I also understand that adding a few notes which bear directly upon the proxy by contributing updated pertinent data is permissible.

Would you please promptly notify me if this is incorrect so that we can make timely adjustments? If my understanding is correct, no notification is necessary.

Note: I believe my representation of board composition concerning women and African-Americans is correct. If not, promptly contact me so that corrections may be made. You may recall two years ago this matter caused unnecessary delay and inconvenience to all.

Similarly, from the information available to me I believe all other facts are accurate. Please notify me if corrections are necessary.

Thank you.

Best regards,

Tom Gniewek

Tom Gniewek

SHAREHOLDER RELATIONS

OCT 12 2001

NO. OF SHARES -0-
COMMENT: TPT/DGH/SMD/
ACTION: REG/JP/LB/TF/DW

NOTES

Last year 90.3% of votes were cast against this proxy and 9.7% in favor. The previous year 7.9% was in favor.

This is indicative of stockholder support which this proxy commands. Please vote.

"WHEREAS shareholders believe that our board of directors needs to be more representative of shareholders and reflect a diverse workforce and population so our company can remain competitive and,

Recently the Investor Responsibility Research Center reported inclusiveness at senior management and board levels was only 9% within Fortune 500 companies.

If we are to successfully compete in the increasingly diverse global marketplace of the future, we must select the best people regardless of race, gender, religion, or physical challenge.

We believe a more diverse board with its wider range of perspectives would improve the quality of corporate decision-making. We request our corporation to enlarge its search for qualified board members including minorities and women.

The recent proxy of W.R.Grace states their Board... "recognizes that its composition should reflect the global nature of the company's operation and the diversity of its workforce. The Board also recognizes that it is in a unique position to 'set the tone at the top' and to demonstrate its belief that diversity makes good business sense."

Though ExxonMobil has three women, one of whom is African American on its board, we do believe this is inadequate to provide the necessary diversity for ExxonMobil to effectively compete in the future.

We request that the Board promptly take steps to include additional minorities and women candidates for nominations to the Board starting in 2001 and thereafter.

THEREFORE, BE IT RESOLVED that the shareholders request:

The Board issue a policy publicly committing the company to a more diverse board, a program of steps, and the timeline to move further in that direction.

The Board make available an annual report starting in 2001 summarizing efforts to encourage and increase the diversification of:

* our Board of Directors
* our Board search firms
* all Board of Directors committees."

245 Main Street #207
Northampton, MA 01060
February 1, 2002

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Avenue N.W.
Washington, DC 20549

Re: Exxon Mobil letter of January 17, 2002 seeking to omit shareholder proposal requesting competitive board elections

Ladies and Gentlemen:

This letter responds to concerns raised by Exxon Mobil (the "Company") to a shareholder proposal that requests the Company hold competitive Board elections made up of candidates with diverse experiential backgrounds (the "Proposal"). This response is filed on behalf of Jennifer Ladd, Neva Goodwin, Anne Ellsworth, John Weber, Sr. Northstar Asset Management, Natalie Stein, Sue Lonoff de Cuevas, John deCuevas, and Anne Brown (collectively, the "Proponents")

The Company believes the resolution may be omitted because it violates Rule 14a-8(c) (resolution is two proposals); Rule 14a-8(i)(11) (duplicate proposal); Rule 14a-8(i)(3) (false and misleading statements) and Rule 14a-8(i)(8) (questions judgment of Board members). The Proponents disagree with each of the Company's arguments and do not believe the Proposal violates Rule 14a-8.

Does the Proposal constitute two separate proposals?

The Proposal asks that the Company hold a competitive election for Directors and that the rules governing the elections provide that the Company must offer additional candidates with more varied backgrounds than the current Board. This Proposal was filed because the Proponents believe the current Board made up predominantly of insiders and current or retired CEOs is not serving shareholders well. Exxon Mobil has become a lightening rod for public protest in a fashion that the Proponents believe is jeopardizing the Company's reputation and ultimately its business prospects.

The Proponents believe that the Board of Directors is the Company's feedback loop to the external world in which the Company operates. Because of the composition of the Company's Board, the Proponents believe that significant amounts of information are blocked because the current directors lack the diversity of experience to appreciate and interpret the feedback the Company is receiving. The Proponents believe that the Company and its shareholders would be better served by having a greater diversity of experiences and perspectives within the Boardroom. Thus the single purpose of this Proposal is to serve the end of allowing shareholders a choice in electing directors who would broaden the perspectives guiding the Company. This Proposal is about choice. That the Proposal offers specific conditions for the competitive election of directors is vital to the choice – not a separate issue as the Company has argued. The Proponents strongly believe that if the Proposal merely specified that the Company hold competitive Board elections that the additional nominees would be either Company insiders or current or retired CEOs, the groups that dominate the current Board.

These arguments were made to the Company in a letter from Scott Klinger, dated January 15, 2002 and included with the exhibits in the Company's "no-action" request.

Does this Proposal duplicate the Board Race and Gender Diversity proposal also filed?

The Company contends that the Proposal duplicates the proposal requesting that the Board increase its race and gender diversity offered by shareholder Thomas Gniewek (the "Gniewek proposal".) While both resolutions, broadly speaking, deal with the composition of the board of directors, the Proponents believe that each proposal is seeking very different objectives and are therefore not duplicative of each other.

The Company argues that the Gniewek proposal is not explicitly about race and gender diversity. Yet by the Company's own admission, the Gniewek proposal deals directly with the need for more women and minority directors. The Proponents believe that a reasonable person would read the Gniewek proposal as a call to add greater racial and gender diversity to the Board.

While the Proponents are supportive of Mr. Gniewek's call for the Company to strengthen the racial and gender diversity of the Board, the aim of this Proposal is very different. The Company does have some racial and gender diversity on its current Board, but in the Proponent's opinion, this does little to expand the perspective or experiential diversity of the Board, the goal of this Proposal.

This Proposal looks at specific areas where the current Board structure inhibits the Board's ability to do its job. The Proposal questions whether a Board made up so heavily of insiders and current and retired CEOs can execute its responsibility to set reasonable levels of executive pay. The Proposal also questions whether the Board has the experiential resources to hear and respond to criticism from community groups where the Company operates, and from those concerned with environmental integrity and human rights abuses. The Gniewek proposal does not discuss any of these issues.

Does the Proposal make false and misleading claims?

The Company argues that the Proposal makes false and misleading claims, so many in fact that the whole of the Proposal ought to be excluded.

The Company disagrees with the Proposal's assertion that it is the Board's responsibility to balance the interests of varied constituencies. The Company argues this misrepresents corporate law as it pertains to the Board's fiduciary responsibility. The Proposal does not discuss the boundaries of fiduciary responsibility, merely the way a Board should reasonably factor in the interests of diverse constituents. The various caveats offered by the Company in defense of its claim, appear to suggest that the Company does indeed "take into account" varied interests, language the Proponents believe is not significantly different from the word, "balanced."

The Company objects to raising issues of environmental and human rights concern. It is precisely these issues that are at the core of this Proposal. The Proponents believe that the Company stands out among its industry peers for its refusal to deal with these issues that are central to the Company's operation and business success. The Company is subject to a large and growing consumer boycott in Europe, one that has shown some signs of spreading to the United States. The Proponents believe that the current Board has no one who carries these concerns into the boardroom and who will advocate for different responses than those that have been put forth by the Company to date.

The Company disputes the number of directors cited in the Proposal and the Proposal's claim that the Board lacks any members with in-depth environmental expertise. The Proponent's would be pleased to amend the Proposal to correct the current number of total directors.

With regard to the Company's claim that the four inside directors all have in-depth environmental experience, the Proponents respectfully disagree. While there is no dispute that executives running an international energy company have much indirect environmental experience, none of the Company's inside Board members have educational degrees in environmental sciences or other ecological disciplines that would qualify them for the sort of expertise sought by the Proposal. The Proponents conducted an extensive

Internet search to determine whether any of the current Company directors also served on the Boards of environmental organizations. The search turned up no such linkages. It is ironic that the Company argues that executives who are directors have sufficient knowledge and expertise to provide expert guidance to the Board on such weighty issues as climate change, ozone depletion or energy exploration in environmentally sensitive areas. In the early 1990s it was the then-Exxon Corporation that led American industry in placing an environmental scientist from the Woods Hold Institute on its Board to advise the Company in the wake of the Exxon Valdez disaster. Thus, the goals of this Proposal have in fact been acted out in one of the predecessor companies to the Company. The Proponents stand by their claim that the Board has no members with in-depth environmental experience.

The Company disagrees with the Proposal's statements concerning the potential conflicts of interest faced by a Board overwhelmingly composed of insiders and current and retired CEOs in matters of setting CEO pay. First of all, the Proposal clearly specifies "potential" conflicts. The Proponents do not believe that the inside directors, three of whom report in some form or fashion to the CEO, can be objective in matters pertaining to executive pay. The Proponents also believe that the eight Board members who are current or retired CEOs face potential indirect conflicts, for if they speak out publicly for controlling excessive executive compensation, it would not be long before similar questions were being asked in their own Boardroom. The Company maintains that this is not an executive pay resolution, but executive pay is one of the critical functions of the Board and one that the Proponents believe could be improved if there were voices speaking from different perspectives in the Boardroom. Finally, the Company argues that it has dealt with this issue by disclosing the potential conflicts as required by law. The Proponents have no dispute with the Company's disclosure. However, disclosing potential conflicts of interest does not eliminate them.

The Company disputes the Proposal's claim that shareholders have only the right of affirmation in Board elections. In cases where only as many director nominees are put up as there are seats to be filled, the Proponents believe the characterization of "affirmation" is a fair one. The Company suggests that the ability of shareholders to withhold authority to vote for any candidate gives shareholders the real power. Taken to an extreme, a director nominee in which every shareholder but one withheld authority would nonetheless be seated as a director. The vast majority of the public would see that as a perversion of their understanding of an election. The Company also argues that anyone who wants to can mount a competitive slate of directors. Subject to the various anti-takeover provisions of the Company, this statement is true. It is also highly impractical for all but the deepest pocketed investors who desire ownership. The goal of this Proposal is not to wrest control of the Company from current managers, but to improve the quality of decision-making of the Board, in such a way that the Company's reputation is enhanced and shareholder value improved.

Similarly the Company disagrees with the assertion that the Board members are not willing to compete for their position. In defense of its position, the Company points to the directors' willingness to compete for their seats in proxy fights. The Proponents believe that competing in only the most extraordinary of circumstances, seen perhaps once or twice a year across the range of American companies, is well outside the spirit of the Proposal's claim. If in the opinion of the Commission that this statement is misleading the Proponent's would be happy to amend the Proposal to say "routinely compete."

The Company contends that the Proposal's statement that the current Board is ill equipped to deal with the concerns of employees, indigenous communities and plant neighbors impugns the integrity of the Board. The Proponents believe that the Board and Management's own actions speak loudest here. Exxon Mobil, more than any other company in it industry has been the target of protests by environmental groups, human rights organizations and community associations located in communities where there are Exxon plants and refineries. That these protests continue unabated suggests *de facto* that the Company is ill equipped to deal with these issues. At last year's annual meeting in Dallas, a young man traveled from Indonesia to address shareholders, management and the Board about Esso's (An Exxon Mobil subsidiary) participation in human rights atrocities in Aceh, Indonesia. As the young man approached the podium to hand the Company's CEO, Mr. Raymond photographs of Esso bulldozers digging mass graves, the young man was intercepted by armed security officers and escorted from the hall. None of the Board members who were sitting adjacent to this scene asked the security officers to stop, nor did any ask to see the photographs.

Finally the Company objects to the contention in the Resolved clause that claims the Board lacks adequate diversity of experience and perspective to guide the Company in these complex times. The Proponents do not claim this as a statement of fact, but rather as an opinion offered to other shareholders for their consideration. If other shareholders share this concern they will indicate their ascent by voting for the Proposal. If they disagree, they are free to vote against. Management, of course, has the opportunity in its Statement of Opposition to make its case for why the Board has the right mix of members to manage complex issues.

Does the Proposal question the competence and ability of the Board?

The Proposal does not call into question the competence or sincerity of any particular director. Rather it argues that the Company and its shareholders could be better served by adding directors with more diverse backgrounds and perspectives. The Proposal does not express criticism of a particular Board decision, nor does it merely offer shareholders an outlet for feelings of general disdain. The Proposal offers a specific remedy: offering shareholders a choice of diverse candidates. If shareholders believe that the current Board serves the Company in the best way imaginable, they will vote against this Proposal.

Conclusion

This Proposal is offered at a unique time in American history, when issues of corporate governance have reached the level of popular discussion. Institutional investors and even the general public are questioning the traditional rubber-stamping of corporate boards and increasing their advocacy for change where Boards are deemed too cozy.

While this Proposal represents a significant departure from the Board election process at any U.S. company, the Proponents believe that it is one possible solution that shareholders may consider in order to bring greater accountability into the corporate governance process.

The Proponents respectfully request that the Commission deny the Company's request for no-action relief.

In accordance with SEC rules, please find enclosed six copies of this response. A copy of this letter is simultaneously being sent to James Earl Parsons, Counsel, Exxon Mobil Corporation and to each of the Co-Proponents.

Sincerely,

Jennifer Ladd

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2002

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Exxon Mobil Corporation
Incoming letter dated January 17, 2002

The proposals relate to increasing the number of board nominees and qualifications for additional nominees.

There appears to be some basis for your view that ExxonMobil may exclude the proposals under rule 14a-8(f) because the proponents exceeded the one proposal limitation in rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposals from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ExxonMobil relies.

Sincerely,

Jonathan Ingram
Special Counsel